

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO
SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2009

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

OF

GENERAL RE CORPORATION
AND ITS DOMESTIC SUBSIDIARIES

(full title of plan)

Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, Nebraska 68131

(Name of issuer and address of principal executive office)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Sarbanes – Oxley Act: Section 906 Certification.

(b) Consent of Independent Accountants.

(c) Financial Statements – See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN: EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

PLAN ADMINISTRATOR: GENERAL RE CORPORATION

By: ______________________
Marc D. Hamburg

Date: 6/28/2010

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Richard W. Manz, performing the role of chief accountant of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date:______________



Richard W. Manz
Second Vice President
General Reinsurance Corporation

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Damon Vocke, Plan Trustee and having a supervisory role of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: 6.25.10



Damon Vocke
Plan Trustee
Senior Vice President
General Re Corporation

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement No. 333-70609 of Berkshire Hathaway Inc. on Form S-8 of our report dated June 28, 2010, relating to the financial statements and supplements schedule of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries, appearing in this Annual Report on Form 11-K of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries for the year ended December 31, 2009.

Deloitte & Touche LLP

Omaha, Nebraska
June 28, 2010

Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries

Report of Independent Registered Public Accounting Firm

Financial Statements
as of December 31, 2009 and 2008, and
for the Year Ended December 31, 2009
Supplemental Schedule
as of December 31, 2009

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
1601 Dodge Street
Suite 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Employee Savings and Stock Ownership Plan
of General Re Corporation and Its Domestic Subsidiaries
Stamford, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic 2009 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2009 basic financial statements taken as a whole.

Deloitte & Touche LLP

June 28, 2010

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2009

	Allocated	Unallocated	Total
ASSETS:			
Investments (See Note 3):			
Participant directed	$ 368,881,540	$ -	$ 368,881,540
Nonparticipant directed	199,700,515	243,123,326	442,823,841
Participant loans receivable	5,278,409	-	5,278,409
Total Assets	573,860,464	243,123,326	816,983,790
LIABILITIES:			
Loan payable to General Re Corporation	-	65,012,268	65,012,268
NET ASSETS AVAILABLE FOR BENEFITS	$ 573,860,464	$ 178,111,058	$ 751,971,522

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008

	Allocated	Unallocated	Total
ASSETS:			
Investments (See Note 3):			
Participant directed	$ 301,706,404	$ -	$ 301,706,404
Nonparticipant directed	183,889,820	263,386,069	447,275,889
Participant loans receivable	4,963,871	-	4,963,871
Total Assets	490,560,095	263,386,069	753,946,164
LIABILITIES:			
Loan payable to General Re Corporation	-	78,288,192	78,288,192
NET ASSETS AVAILABLE FOR BENEFITS	$ 490,560,095	$ 185,097,877	$ 675,657,972

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2009

	Participant Directed	Nonparticipant Directed Allocated	Nonparticipant Directed Unallocated	Total
ADDITIONS:				
Investment income:				
Net increase (decrease) in fair value of investments	$ 54,052,382	$ 5,963,598	$ (1,898,086)	$ 58,117,894
Dividends	6,457,510	-	-	6,457,510
Interest on loans	355,001	-	-	355,001
Total investment income	60,864,893	5,963,598	(1,898,086)	64,930,405
Contributions:				
Participant	17,075,088	-	-	17,075,088
Employer	-	23,413,884	-	23,413,884
Total contributions	17,075,088	23,413,884	-	40,488,972
Interfund transfers	6,383,238	(6,383,238)	-	-
Total additions	84,323,219	22,994,244	(1,898,086)	105,419,377
DEDUCTIONS:				
Benefits paid to participants	16,829,715	7,183,353	-	24,013,068
Interest expense	-	-	5,088,733	5,088,733
Service fees	3,830	196	-	4,026
Total deductions	16,833,545	7,183,549	5,088,733	29,105,827
NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	67,489,674	15,810,695	(6,986,819)	76,313,550
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	306,670,275	183,889,820	185,097,877	675,657,972
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 374,159,949	$ 199,700,515	$ 178,111,058	$ 751,971,522

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan") only provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering employees of General Re Corporation and its Domestic Subsidiaries (the "Company") who are regularly scheduled to complete at least one thousand hours of service ("Company Service") per year. The Plan allows employees of the Company to make after-tax contributions as well as tax-deferred contributions to the Plan as permitted under Internal Revenue Code ("IRC") Section 401(k). In addition, the Company contributes an amount related to the amount of employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Also, beginning in 2006, the Company began to make additional contributions to employee accounts within the Plan as part of the new defined cash contribution pension plan. These additional contributions are based on age and total compensation (base salary and 100% of bonus amounts) and include a "profit sharing" feature for employees of the insurance and reinsurance subsidiaries based on underwriting profits.

Employee Stock Ownership Plan - In July 1989, the Company established a leveraged Employee Stock Ownership Plan which is designed to comply with Section 4975(e)(7) and the regulations thereunder of the IRC of 1986, as amended, and is subject to the applicable provisions of ERISA, as amended. The Plan entered into a $150,000,000 term loan agreement ("Loan") with the Plan sponsor, General Re Corporation. The Loan provided for annual payments of principal and interest and was to be repaid in full by 2014, with an interest rate of 9.25%. The proceeds of the Loan were used by the Plan to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock of the Company ("Preferred Stock").

Prior to December 21, 1998, all Preferred Stock outstanding was held by the Plan and convertible into common stock of the Company on a one-for-one basis. The Company was obligated to make an annual cash contribution to the Plan, which, together with the dividend on Preferred Stock, enabled the Plan to make its regularly scheduled payments of interest and principal due on the Loan. As interest and principal on the Loan were repaid, a portion of the Preferred Stock was allocated to Plan participants, and the unallocated shares of Preferred Stock were held as collateral on the Loan. Upon withdrawal from the Plan, participants were required to convert or redeem the Preferred Stock into the Company's common stock or cash.

On December 21, 1998, the Company merged with Berkshire Hathaway Inc. At that time, the Plan trustee, State Street Bank ("State Street"), converted 1,686,721 shares of Preferred Stock, which was the amount outstanding as of December 21, 1998, into 177,106 shares of Berkshire Hathaway Class B common stock ("Common Stock").

Effective January 1, 1999, the Company changed the original terms of the Loan. The revised agreement provides for the Loan to be repaid by 2034 with interest at an annual rate of 6.5% and resulted in the contribution by the Company and allocation of an additional 4,057 shares of Common Stock in the Plan between 1999 and 2007.

The Company will continue to make annual cash contributions necessary to repay the Loan which will allow for the allocation of Common Stock to Plan participants. The Loan is now collateralized by the unallocated shares of Common Stock and is guaranteed by the Company. The Plan's investment in the Berkshire Hathaway - B ESOP Fund consists solely of Common Stock shares.

The lender (the Company) has no rights against shares once they are allocated to participants. During the year ended December 31, 2009, the Company contributed additional funds of $18,364,657 to support the Plan's debt service and the Plan paid $5,088,733 in interest expense to the Company. In 2009 the Plan allocated 7,923 shares of Common Stock to participants and 4,176 shares were retired. There were 73,988 and 56,945 shares of unallocated and allocated Common Stock, respectively, at December 31, 2009.

The non-amortizing Loan payable of $65,012,268 at December 31, 2009 had an estimated fair value of $64,771,385 based on discounted cash flow analyses and the Company's current incremental borrowing rates for similar types of arrangements at such date.

On December 31, 2008, the United States Aviation Underwriters Incorporated 401(k) Retirement Savings Plan (the "USAU 401(k) Plan") was merged into the Plan and assets of $16,676,421 were transferred. The purpose of the merger was to enable USAU participants to share in the administrative features that the ESOP offers and to reduce costs associated with plan administration.

Contributions - Participants may contribute up to 16% of their annual base salary, subject to IRC limitations for 401(k) contributions which were $16,500 for 2009. Participant contributions may be allocated among any of the Plan's investment funds, at the participant's discretion, with the exception of the Berkshire Hathaway-B ESOP fund. The Company contributes an amount equal to 100% of a participant's contribution up to 6% of the participant's base salary. In 2009, the Company contributed $8,600,994 in matching contributions.

Beginning in 2006, the Company is making additional contributions based on age and total compensation (base salary and 100% of bonus amounts). In addition, contributions are also being made based on underwriting profits. In 2009, the Company contributed $14,812,890 resulting from these additional contributions.

Payment of Benefits - Upon termination, participants are required to receive a lump sum distribution to the extent that their vested account balance is $1,000 or less. If a participant's account balance is greater than such amount, distributions will be made either in a lump sum or on a periodic basis, as defined in the Plan agreement.

Participant Accounts - Each participant's account is credited with the participant's contributions, which includes amounts transferred from other plans ("rollovers"), and an allocation of the Company match, supplemental allocations, Plan earnings and forfeitures of terminated participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts are valued on the last business day of each calendar quarter.

Vesting - All participant contributions become vested immediately. Participants are not allowed to withdraw Company match amounts that have not been in their account for at least two years. While actively employed, employees become 50%, 75%, and 100% vested in the value of the Company match after two, three and four years, respectively, of Company Service.

Forfeitures - Forfeitures of nonvested accounts are allocated at the time of the next subsequent employer matching contribution to other participants' accounts based on terms as defined in the Plan agreement. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $95,639 and $65,821 respectively.

Interfund Transfers - Participants are permitted to change the investment of their interests in any of the participant directed funds on a daily basis subject to certain limits, with the exception of the Fidelity Managed Income Portfolio, which may be changed on a monthly basis. As a result of the Pension Protection Act of 2006, effective January 1, 2007, participants may, at their discretion, diversify out of the Berkshire Hathaway – B ESOP Fund to any other participant-directed funds offered in the Plan. This includes both the Company match amounts and defined contribution retirement benefits. There are no service, age or vesting restrictions on a participant's ability to divest and participants will have sole discretion regarding the amount of shares to divest and the timing of these divestiture elections.

Participant Loans - The Plan allows participants to borrow from the "before-tax" and "rollover" portions of their respective accounts. Loans may not exceed the lesser of one-half of the participant's vested account balance or $50,000. Nonresidence loans are written for periods of 6 to 54 months. The Plan also allows loans granted for purchases of principal residences to be repaid over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rates for new loans were 4.25% in 2009. Interest and principal repayments are credited directly to the borrower's respective account and are repaid in monthly installments by payroll deductions. Loan balances outstanding are reflected as assets of the Plan. Market valuations are not readily determinable for participant loans due to the multitude of interest rates and terms of the various loans.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following summarizes the Plan's significant accounting policies:

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan, through its common stock and mutual fund investment options, invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments, except for the stable value fund noted below, are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's investments in common stock and mutual funds are valued based on reported net asset values. Investments in stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Common collective trusts are valued by their portfolio values which are calculated based on the underlying assets and activity in these investments. Loans receivable are recorded as the outstanding balance of the loan which approximates fair value.

The Fidelity Managed Income Portfolio is a stable value fund that is a commingled pool of the Fidelity Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net (depreciation) appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are recorded as of the trade date. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Benefits Paid to Participants - Benefit payments to participants are recorded upon distribution. All amounts allocated to accounts of persons who have elected to withdraw from the Plan have been paid as of December 31, 2009 and 2008, respectively.

Contributions - Contributions from the participants and the Company are recorded in the period in which the payroll deductions are made from Plan participants' paychecks.

Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Certain administrative expenses, primarily consulting and auditing fees, are paid by the Company.

New Accounting Standards Adopted - The accounting standards adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became effective on July 1, 2009. At that date, the ASC became FASB's official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and other related literature. The FASB also issues Accounting Standards Updates ("ASU"). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, *Subsequent Events*) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

For the year ended December 31, 2009, subsequent events were evaluated through June 28, 2010, the issuance date of the financial statements. (see Note 9).

In 2009, FASB Staff Position ("FSP") 157-4, *Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,* was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued ASU No. 2009-12, *Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)* ("ASU 2009-12"), which amended ASC Subtopic 820-10, *Fair Value Measurements and Disclosures — Overall*. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value. ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, *Fair Value Measurements*), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on its financial statements.

3. INVESTMENTS

The Plan has an agreement with Fidelity Management Trust Company to perform record keeping and investment management functions for the Plan.

The investment fund options available to participants at December 31, 2009 and 2008 were:

Berkshire Hathaway B — Unitized Stock Fund
Fidelity Retirement Government Portfolio
Fidelity Retirement Money Market Portfolio
Fidelity Managed Income Portfolio
Fidelity Balanced Fund
Fidelity Real Estate Fund
Fidelity U.S. Bond Index Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2015 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2025 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2035 Fund
Fidelity Freedom 2040 Fund
Fidelity Freedom Income Fund
Fidelity Magellan Fund
Vanguard Inflation-Protected Securities Fund
PIMCO High Yield Fund
PIMCO Global Bond Fund
American Beacon Large-Cap Fund
Goldman Sachs Mid-Cap Value Fund
Vanguard Total Stock Market Index Fund
Davis New York Venture Fund
Vanguard Institutional Index Fund
Vanguard Mid-Cap Index Fund
Neuberger Berman Genesis Fund
Vanguard Small-Cap Index Fund
Fidelity Growth Company Fund
Hartford Growth Fund
Allianz RCM Mid-Cap Fund
Fidelity Small-Cap Independence Fund
American Funds Capital World Growth & Income Fund
Artio International Equity Fund
Spartan International Index Fund
Lazard Emerging Markets Portfolio

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2009 or 2008, were as follows:

	2009		2008	
Berkshire Hathaway - B ESOP Fund, 134,762 and 139,165 shares, respectively	$ 442,823,841	* #	$ 447,275,889	* #
Berkshire Hathaway - B Unitized Fund, 11,708 and 12,006 shares, respectively	38,473,385	*	38,995,583	*

* Party-in-interest

Nonparticipant directed

During the year ended December 31, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2009 Net Appreciation in Fair Value of Investments
Berkshire Hathaway-B ESOP Fund	$ 4,065,512 *#
Fidelity Magellan Fund	48,814 *
Fidelity Magellan Fund, Class K	5,266,955 *
Berkshire Hathaway B - Unitized Stock Fund	908,466 *
Fidelity Growth Company Fund	45,165 *
Fidelity Growth Company Fund Class K	6,808,410 *
Fidelity Retirement Money Market Portfolio	-
Fidelity Managed Income Portfolio	-
Fidelity Retirement Government Portfolio	-
Fidelity Small-Cap Independence Fund	1,387,627 *
Fidelity Balanced Fund	22,763 *
Fidelity Balanced Fund, Class K	3,626,637 *
PIMCO High Yield Fund	1,559,144
Fidelity Real Estate Fund	1,139,030 *
Neuberger Berman Genesis Trust Fund	3,133,895
PIMCO Global Bond Fund	533,395
Vanguard Institutional Index Fund	1,458,219
Vanguard Mid-Cap Index Fund	1,697,728
Lazard Emerging Markets Portfolio	6,407,698
Allianz RMC Mid-Cap Fund	350,018
Artio International Equity Fund	1,735,214
Vanguard Inflation Protected Securities Fund	962,456
Vanguard Small-Cap Index Fund	1,031,747
Vanguard Total Stock Market Index Fund	2,142,193
Goldman Sachs Mid-Cap Value Fund	1,677,924
American Funds Capital World Growth & Income Fund	1,630,579
Davis New York Venture Fund	1,878,069
American Beacon Large-Cap Fund	1,578,333
Hartford Growth Fund	192,386
Fidelity Freedom Income Fund	96,848 *
Fidelity Freedom 2010 Fund	907,017 *
Fidelity Freedom 2015 Fund	1,060,953 *
Fidelity Freedom 2020 Fund	1,241,694 *
Fidelity Freedom 2025 Fund	820,188 *
Fidelity Freedom 2030 Fund	650,993 *
Fidelity Freedom 2035 Fund	243,413 *
Fidelity Freedom 2040 Fund	353,644 *
Spartan International Index Fund	1,140,954 *
Fidelity U.S. Bond Index Fund	313,813 *
Total net appreciation in fair value of investments	$ 58,117,894

* Party-in-interest
\# Nonparticipant directed

4. FAIR VALUE MEASUREMENTS

ASC 820, Fair *Value Measurements and Disclosures*, establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements.

Investments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments which would generally be included in Level 1 include listed equity securities and listed derivatives. As required by ASC 820, the Plan, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Plan holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are observable for the investments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include publicly-traded securities with restrictions on disposition.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation by management. The types of investments which would generally be included in this category include debt and equity securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the levels in the ASC 820 fair value hierarchy into which the Plan's investments fall as of December 31, 2009:

	Total	Level 1	Level 2	Level 3
Common Stock	$ 442,823,841	$ 442,823,841	$ -	$ -
Mutual Funds	352,128,917	313,655,532	38,473,385	-
Participant Loans	5,278,409	-	-	5,278,409
Common Collective Trust	16,752,623	-	16,752,623	-
Total Investments	$ 816,983,790	$ 756,479,373	$ 55,226,008	$ 5,278,409

The following table summarizes the levels in the ASC 820 fair value hierarchy into which the Plan's investments fall as of December 31, 2008:

	Total	Level 1	Level 2	Level 3
Common Stock	$ 447,275,889	$ 447,275,889	$ -	$ -
Mutual Funds	285,279,786	246,284,203	38,995,583	-
Participant Loans	4,963,871	-	-	4,963,871
Common Collective Trust	16,426,618	-	16,426,618	-
Total Investments	$ 753,946,164	$ 693,560,092	$ 55,422,201	$ 4,963,871

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs for the participant loans (Level 3):

	2009	2008
Beginning balance — January 1	$ 4,963,871	$ 4,956,883
Issuances and settlements	314,538	6,988
Ending balance — December 31	$ 5,278,409	$ 4,963,871

5. STABLE VALUE FUND

The Fidelity Managed Income Portfolio (the "Fund") is a collective trust fund sponsored by Fidelity Investments ("Fidelity"). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

- A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

- Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

- Any transfer of assets from the Fund directly into a competing investment option

- The establishment of a defined contribution plan that competes with the Plan for employee contributions

- Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into "wrap" contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

- Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

- Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow

- Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

6. PLAN TERMINATION

The Company intends to continue the Plan, but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all participants would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to participants and their beneficiaries.

7. EXEMPT PARTIES- IN- INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The balances of these Fidelity mutual funds at December 31, 2009 and December 31, 2008 were $198,786,978 and $171,119,974, respectively, and the value of these funds appreciated during the year ended December 31, 2009 by $25,174,918.

The Berkshire Hathaway - B ESOP Fund and the Berkshire Hathaway - B Unitized Fund consist of Common Stock shares issued by Berkshire Hathaway Inc., the ultimate parent of the Plan sponsor.

Shares of common stock in the Berkshire Hathaway-B ESOP Fund have a cost of $120,642,509 and $127,869,783 and fair values of $442,823,841 and $447,275,889 at December 31, 2009 and 2008, respectively. These investments appreciated in value during the year ended December 31, 2009 by $4,065,512.

Shares of common stock in the Berkshire Hathaway-B Unitized Fund had fair values of $38,473,385 and $38,995,583 at December 31, 2009 and 2008, respectively. These investments depreciated in value during the year ended December 31, 2009 by $908,466.

Certain administrative functions may be performed by officers and employees of the Company and these officers and employees may also be participants of the Plan. The Company pays these salaries on behalf of the Plan.

8. TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated June 16, 2000, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Further, in May of 2010, the IRS issued a new determination letter to the Plan for its most recent filing cycle. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. SUBSEQUENT EVENT

Effective January 21, 2010 Berkshire Hathaway Inc. Class B stock was split 50 for 1. All appropriate allocations were made to the records of State Street, Fidelity and the Company.

* * * * * *

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
*	Berkshire Hathaway - B ESOP Fund	Common Stock	$ 120,642,509	$ 442,823,841
*	Fidelity Magellan Fund	Mutual Fund	**	18,909,666
*	Berkshire Hathaway - B Unitized Fund	Mutual Fund	**	38,473,385
*	Fidelity Growth Company Fund	Mutual Fund	**	24,163,211
*	Fidelity Small-Cap Independence Fund	Mutual Fund	**	5,720,420
*	Fidelity Balanced Fund	Mutual Fund	**	19,238,600
	PIMCO High Yield Fund	Mutual Fund	**	7,302,918
*	Fidelity Real Estate Fund	Mutual Fund	**	5,379,278
	Neuberger Berman Genesis Trust Fund	Mutual Fund	**	14,920,101
	PIMCO Global Bond Fund	Mutual Fund	**	7,144,028
	Vanguard Institutional Index Fund	Mutual Fund	**	6,769,234
	Vanguard Mid-Cap Index Fund	Mutual Fund	**	6,520,299
	Lazard Emerging Markets Portfolio	Mutual Fund	**	18,654,246
	Allianz RCM Mid-Cap Fund	Mutual Fund	**	1,213,954
	Artio International Equity Fund	Mutual Fund	**	14,319,639
	Vanguard Inflation Protected Securities Fund	Mutual Fund	**	13,008,886
	Vanguard Small-Cap Index Fund	Mutual Fund	**	4,236,305
	Vanguard Total Stock Market Index Fund	Mutual Fund	**	10,841,435
	Goldman Sachs Mid-Cap Value Fund	Mutual Fund	**	7,384,258
	American Funds Capital World Growth & Income Fund	Mutual Fund	**	8,254,129
	Davis New York Venture Fund	Mutual Fund	**	7,925,307
	American Beacon Large-Cap Fund	Mutual Fund	**	7,717,811
	Hartford Growth Fund	Mutual Fund	**	687,036
*	Fidelity Freedom Income Fund	Mutual Fund	**	1,255,480
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	4,876,335
*	Fidelity Freedom 2015 Fund	Mutual Fund	**	5,968,306
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	6,558,340
*	Fidelity Freedom 2025 Fund	Mutual Fund	**	4,432,869
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	3,378,037
*	Fidelity Freedom 2035 Fund	Mutual Fund	**	1,230,421
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	1,432,708
*	Spartan International Index Fund	Mutual Fund	**	6,570,443
*	Fidelity U.S. Bond Index Fund	Mutual Fund	**	14,347,341
*	Fidelity Retirement Money Market Portfolio	Money Market Fund	**	30,118,402
*	Fidelity Managed Income Portfolio	Common Collective Trust	**	16,752,623
*	Fidelity Retirement Government Portfolio	Money Market Fund	**	23,176,089
*	Various Participants	Participant Loans (maturing through 2039 at interest rates from 4.25% to 11.5%)	**	5,278,409
Total				$ 816,983,790

* Party-in-interest.

** Cost information is not required for participant directed investments and, therefore, is not included.